Exhibit 99.1

Kitov Pharma Receives Issue Notification for a U.S. Patent
Covering its anti-CEACAM1 Cancer Drug, CM-24

Patent Provides Coverage Until 2035 and Strengthens Company’s IP Portfolio

TEL AVIV, Israel, February 3, 2020 (GLOBE NEWSWIRE) -- Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, today announced receipt from the U.S. Patent and Trademark Office (USPTO) of a Notification of Issuance for a patent application entitled, “Humanized antibodies against CEACAM1.” The patent, which expires in 2035, covers protein and DNA sequences pertaining to humanized antibodies capable of specific binding to human CEACAM1 molecules, including Kitov’s first-in-class monoclonal antibody, CM-24, pharmaceutical compositions comprising these antibodies, as well as methods for their use in treating and diagnosing cancer and other conditions.

“This recognition from the USPTO validates the unique profile of Kitov’s CM-24. The mechanism of action of CM-24 results in an enhanced cytotoxic activity of the immune system cells, inducing a tumor’s death,” commented Isaac Israel, Chief Executive Officer of Kitov. “CEACAM1 expression was found to correlate with poor prognosis in patients with non-small cell lung cancer (NSCLC). We strongly believe that the combination of CM-24 with nivolumab has the potential to result in a significant synergistic benefit in patients with NSCLC tumors expressing CEACAM1. We look forward to the initiation of our phase 1/2 clinical trial with CM-24 in the second half of 2020.”

About CM-24

CM-24 is a clinical-stage monoclonal antibody blocking CEACAM1, a well-validated target which is highly expressed in many solid tumors as well as on immune cells and plays a pivotal role in the immune system by blocking immune cells’ access to tumors by CEACAM1-CEACAM1 and CEACAM1-CEACAM5 interaction. CEACAM1 was also shown to regulate TIM3 which induce immune fatigue. This unique mechanism of action positions CM-24 with a differentiated inhibitor of a multi-role immune checkpoint. In a monotherapy phase 1 study, CM-24 demonstrated safety and efficacy with standard dose in about 30% of patients. Kitov will advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors for the treatment of non-small cell lung cancer (NSCLC). Kitov has entered into a clinical collaboration agreement with Bristol Myers Squibb Company (NYSE:BMY) for the planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®).

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is a clinical-stage company focusing on advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219 and CM-24. NT-219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 in combination with cetuximab as a third-line or second-line treatment option for the treatment of recurrent and metastatic squamous cell carcinoma of head & neck cancer (SCCHN). CM-24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov will advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors for the treatment of non-small cell lung cancer (NSCLC). Kitov has entered into a clinical collaboration agreement with Bristol Myers Squibb Company (NYSE:BMY) for the planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®). Kitov is also the owner of Consensi™, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension which was approved by the FDA for marketing in the U.S in May 2018 and is expected to be launched in the U.S. during 2020 by its partner Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi in China and South Korea. The company is headquartered in Tel Aviv, Israel. For more information, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: different results from the expected benefits, synergies and costs of the acquisition of FameWave by Kitov; management plans relating to the transaction; the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage therapeutic candidates such as NT219 and CM-24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2018 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

Investor Contact

Gil Efron
Deputy CEO & Chief Financial Officer
IR@kitovpharma.com
+972-3-933-3121 ext. #105

Media Contact:

Chuck Padala
chuck@lifesciadvisors.com
+1 646-627-8390